UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2007.
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE
EXHIBIT INDEX
EX-1.4: UNDERWRITING AGREEMENT
EX-5.5: OPINION OF GOMEZ-PINZON LINARES SAMPER SUAREZ VILLAMIL ABOGADOS S.A.
EX-8.3: OPINION OF GOMEZ-PINZON LINARES SAMPER SUAREZ VILLAMIL ABOGADOS S.A.
EX-8.4: OPINION OF SULLIVAN & CROMWELL LLP

EXPLANATORY NOTE
THE REGISTRANT IS FILING THIS REPORT ON FORM 6-K WHICH CONTAINS THE FOLLOWING EXHIBITS THAT ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 2007 (FILE NO. 333-142898).
EXHIBITS

Number	Description

1.4	Underwriting Agreement dated July 16, 2007, between Bancolombia S.A. and the underwriters named therein relating to Bancolombia’s offering of ADSs.

5.5	Opinion of Gómez-Pinzón Linares Samper Suárez Villamil Abogados S.A.

8.3	Opinion of Gómez-Pinzón Linares Samper Suárez Villamil Abogados S.A. as to certain matters of Colombian taxation.

8.4	Opinion of Sullivan & Cromwell LLP as to certain matters of U.S. taxation.

23.6	Consent of Gómez-Pinzón Linares Samper Suárez Villamil Abogados S.A. (included in Exhibit 5.5 and 8.3).

23.7	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.4).

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: July 20, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance

EXHIBIT INDEX

Number	Description

1.4	Underwriting Agreement dated July 16, 2007, between Bancolombia S.A. and the underwriters named therein relating to Bancolombia’s offering of ADSs.

5.5	Opinion of Gómez-Pinzón Linares Samper Suárez Villamil Abogados S.A.

8.3	Opinion of Gómez-Pinzón Linares Samper Suárez Villamil Abogados S.A. as to certain matters of Colombian taxation.

8.4	Opinion of Sullivan & Cromwell LLP as to certain matters of U.S. taxation.

23.6	Consent of Gómez-Pinzón Linares Samper Suárez Villamil Abogados S.A. (included in Exhibit 5.5 and 8.3).

23.7	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.4).